ALCON INC. INTERIM FINANCIAL REPORT

OPERATING PERFORMANCE

Key figures

	Three months ended March 31		Change %
($ millions unless indicated otherwise)	2020	2019	$	cc(1)

Net sales to third parties	1,822	1,777	3	4
Gross profit	872	852	2	5
Operating (loss)	(28)	(48)	42	71
Operating margin (%)	(1.5)	(2.7)
Net (loss)	(57)	(109)	48	58
Basic and diluted (loss) per share ($)(2)	(0.12)	(0.22)	45	58

Core results(1)
Core operating income	302	314	(4)	1
Core operating margin %	16.6	17.7
Core net income	219	247	(11)	(6)
Core basic earnings per share ($)(2)	0.45	0.51	(12)	(7)
Core diluted earnings per share ($)(3)	0.45	0.51	(12)	(7)

(1)
Core results and constant currencies (cc) as presented in this table are non-IFRS measures. Alcon uses certain non-IFRS metrics when measuring performance, including when measuring current period results against prior periods. Refer to the 'Supplementary Information' section for additional information and reconciliation tables.

(2)	Calculated using 488.6 million shares for the three months ended March 31, 2020 and 488.2 million shares for the prior year period.

(3)
Calculated using 491.2 million weighted-average diluted shares for the three months ended March 31, 2020 and 488.2 million shares for the prior year period. Refer to the 'Supplementary Information' section for additional details.

All comments below focus on constant currencies (cc) movements unless otherwise noted.
Net sales by segment

	Three months ended March 31		Change %
($ millions unless indicated otherwise)	2020	2019	$	cc(1)

Surgical
Implantables	310	285	9	10
Consumables	519	551	(6)	(4)
Equipment/other	155	164	(5)	(3)
Total Surgical	984	1,000	(2)	—

Vision Care
Contact lenses	502	498	1	2
Ocular health	336	279	20	23
Total Vision Care	838	777	8	10
Net sales to third parties	1,822	1,777	3	4
(1) Constant currencies is a non-IFRS measure. Refer to the 'Supplementary Information' section for additional information.
Surgical
Surgical net sales were $984 million (-2%, 0% cc), impacted by a broad slowdown in non-urgent surgeries due to the COVID-19 pandemic, mainly in the US, Europe and China. Implantables grew (+9%, +10% cc), driven by continued strong demand for Advanced Technology IOLs, including AcrySof IQ PanOptix trifocal IOLs, benefiting from recent launches in the US and Japan. Consumables declined (-6%, -4% cc) across all categories, primarily in cataract, impacted by a global slow-down in non-urgent cataract procedures. Equipment/other declined (-5%, -3% cc), as declines in vitreoretinal and refractive equipment, primarily due to broad slowdown from the COVID-19 pandemic, and procedural eye drops were partially offset by growth in service revenues.
Vision Care
Vision Care net sales were $838 million (+8%, +10% cc). Contact lenses grew (+1%, +2% cc), driven by Dailies Total1 and the recent launch of Precision1 which was partly offset by declines in other lenses. Sales of contact lenses were impacted by lower distributor stocking in the US in anticipation of lower demand due to COVID-19. Ocular health sales grew (20%, +23% cc), driven by the recent strong launch of Pataday in the US and higher than normal US distributor demand due to COVID-19, benefiting artificial tears, including Systane, and contact lens care, which both grew double-digits.

Operating (loss)/income

	Three months ended March 31		Change %
($ millions unless indicated otherwise)	2020	2019	$	cc(1)

Gross profit	872	852	2	5
Selling, general & administration	(677)	(656)	(3)	(4)
Research & development	(139)	(146)	5	4
Other income	9	12	(25)	(15)
Other expense	(93)	(110)	15	15
Operating (loss)	(28)	(48)	42	71
Operating margin (%)	(1.5)	(2.7)

Core results(1)
Core gross profit	1,133	1,110	2	4
Core operating income	302	314	(4)	1
Core operating margin (%)	16.6	17.7

(1)	Core results and constant currencies are non-IFRS measures. Refer to the 'Supplementary Information' section for additional information and reconciliation tables.
Operating loss was $28 million (+42%, +71% cc), compared to $48 million in the prior year period. Higher sales, primarily in Vision Care, and fair value adjustments of contingent consideration liabilities were partially offset by impairment of an intangible asset, provisions for expected credit losses due to the COVID-19 pandemic, and higher investments in research and development. The current year period also included $71 million of separation costs while the prior year period included $72 million in spin readiness costs and $32 million in legal settlement costs. There was a negative 0.8 percentage point impact on operating margin from currency.
Adjustments to arrive at core operating income were $330 million, mainly due to $259 million of amortization, $71 million of separation costs and $16 million impairment of an intangible asset, partially offset by $44 million in fair value adjustments of contingent consideration liabilities.
Core operating income was $302 million (-4%, +1% cc), compared to $314 million in the prior year period. Higher sales, primarily in Vision Care, were partially offset by provisions for expected credit losses due to the COVID-19 pandemic and higher investments in research and development. Core gross margin declined slightly, driven mainly by unfavorable mix. There was a negative 0.5 percentage point impact on core operating margin from currency.

Segment contribution(1)

($ millions unless indicated otherwise)	Three months ended March 31		Change %
	2020	2019	$	cc(2)

Surgical segment contribution	228	223	2	7
As % of net sales	23.2	22.3
Vision Care segment contribution	171	147	16	20
As % of net sales	20.4	18.9
Not allocated to segments	(427)	(418)	(2)	(3)
Operating (loss)	(28)	(48)	42	71

Core results(2)
Core Surgical segment contribution	208	228	(9)	(4)
As % of net sales	21.1	22.8
Core Vision Care segment contribution	166	158	5	9
As % of net sales	19.8	20.3
Core not allocated to segments	(72)	(72)	—	(3)
Core operating income	302	314	(4)	1

(1)	For additional information regarding segment contribution please refer to Note 4 to the Condensed Consolidated Interim Financial Statements.

(2)	Core results and constant currencies are non-IFRS measures. Refer to the 'Supplementary Information' section for additional information and reconciliation tables.
Surgical
Surgical segment contribution was $228 million (+2%, +7% cc), compared to $223 million in the prior year period. A slowdown in sales, provisions for expected credit losses driven by the COVID-19 pandemic, and higher investments in research and development were offset by fair value adjustments of contingent consideration liabilities.
Adjustments to arrive at core Surgical segment contribution were $20 million, primarily driven by fair value adjustments to contingent consideration liabilities, partially offset by business development charges.
Core Surgical segment contribution was $208 million (-9%, -4% cc), compared to $228 million in the prior year period. Core segment contribution was impacted by lower sales, provisions for expected credit losses as a result of the COVID-19 pandemic, and higher research and development investments. There was a negative 0.8 percentage point impact on core segment contribution margin from currency.
Vision Care
Vision Care segment contribution was $171 million (+16%, +20% cc), compared to $147 million in the prior year period. Higher sales were partially offset by sales force, IT and research and development investments. The prior year period also included spin readiness and integration costs.
Adjustments to arrive at core Vision Care segment contribution were $5 million primarily due to fair value adjustments to contingent consideration liabilities partially offset by separation costs.
Core Vision Care segment contribution was $166 million (+5%, +9% cc), compared to $158 million in the prior year period. Higher sales were partially offset by lower gross margin due to product mix, higher sales force, IT and research and development investments. There was a negative 0.4 percentage point impact on core segment contribution margin from currency.
Not allocated to segments
Operating loss not allocated to segments totaled $427 million (-2%,-3% cc), compared to $418 million in the prior year period.

Core operating income not allocated to segments amounted to a net core expense of $72 million (0%, -3% cc), consistent with the prior year period.

Non-operating income and expense

	Three months ended March 31		Change %
($ millions unless indicated otherwise)	2020	2019	$	cc(1)

Operating (loss)	(28)	(48)	42	71
Interest expense	(31)	(9)	(244)	(245)
Other financial income & expense	(10)	(8)	(25)	(21)
(Loss) before taxes	(69)	(65)	(6)	16
Taxes	12	(44)	nm	nm
Net (loss)	(57)	(109)	48	58
Basic and diluted (loss) per share ($)	(0.12)	(0.22)	45	58

Core results(1)
Core taxes	(42)	(50)	16	10
Core net income	219	247	(11)	(6)
Core basic earnings per share ($)	0.45	0.51	(12)	(7)
Core diluted earnings per share ($)	0.45	0.51	(12)	(7)
nm = not meaningful

(1)	Core results and constant currencies are non-IFRS measures. Refer to the 'Supplementary Information' section for additional information and reconciliation tables.
Interest expense
Interest expense was $31 million, compared to $9 million in the prior year period, driven by financial debts including long term loans, notes, and local bilateral facilities, reflecting an increase in third party debt following the Spin-off.
Other financial income & expense
Other financial income & expense, consisting primarily of hedging costs and foreign currency exchange gains and losses, was a net expense of $10 million, compared to $8 million the prior year period.
Taxes
Tax benefit was $12 million compared to a $44 million expense in the prior year period. The prior year period included tax expense related to rate changes in the US following legal entity reorganizations executed related to the Spin-off, partially offset by net changes in uncertain tax positions.
Adjustments to arrive at core tax expense were $54 million, primarily related to tax associated with operating income core adjustments, offset partially by tax expense from the delayed spin of a legal entity.
Core tax expense was $42 million, compared to $50 million in the prior year period. The average core tax rate was 16.1% compared to 16.8% in the prior year period, primarily related to the mix of pre-tax income across geographical tax jurisdictions and net changes in uncertain tax positions.
Net (loss)/income and (loss)/earnings per share
Net loss was $57 million, compared to $109 million in the prior year period, primarily due to lower operating loss and taxes, partially offset by higher interest expense. The associated basic and diluted (loss) per share were $(0.12), compared to $(0.22) in the prior year period.
Core net income was $219 million, compared to $247 million in the prior year period, due to lower core operating income and higher interest expense. The associated core basic and diluted earnings per share were $0.45, compared to $0.51 in the prior year period.

LIQUIDITY AND CAPITAL RESOURCES

Cash flow
Net cash flows from operating activities amounted to $30 million in each of the first three months of 2020 and 2019. The current year includes increased cash outflows from changes in net working capital and interest payments on our financial debts following the Spin-off. The prior year period was impacted by payments due to a legal settlement. Both periods include annual short-term incentive payments which generally occur in the first quarter.
Changes in net working capital were primarily due to inventory increases associated with new product launches and movements in other current assets and trade payables. The change in other current assets in the current year was primarily driven by VAT and other receivables. The prior year period trade payables were impacted by transition agreements and spin readiness costs incurred ahead of the Spin-off. Refer to Note 8 of the Condensed Consolidated Interim Financial Statements for additional details regarding changes within net working capital.
Net cash flows used in investing activities amounted to $104 million in the three months of 2020, compared to $422 million in the prior year period, primarily due to the acquisition of PowerVision in March 2019. Refer to Note 3 of the Condensed Consolidated Interim Financial Statements for additional information.
Net cash flows from financing activities amounted to $18 million in the first three months of 2020, compared to $665 million in the prior year period. Other financing cash flows in the current year primarily include settlements of realized foreign currency exchange gains. Cash inflows in the prior year period included movements of financing provided by our Former Parent from the settlement of intercompany accounts prior to the Spin-off and proceeds from borrowings associated with local bilateral facilities prior to the Spin-off.
Free cash flow (non-IFRS measure)
Free cash flow amounted to an outflow of $60 million in the first three months of 2020, compared to an outflow of $69 million in the prior year period. The improvement in free cash flows compared to the prior year period was primarily driven by lower purchases of property, plant and equipment.
For additional information regarding free cash flow, which is a non-IFRS measure, see the explanation of non-IFRS measures and reconciliation tables in the 'Supplementary Information' section.

Balance sheet
Assets
Total non-current assets were $23.1 billion as of March 31, 2020, a decrease of $348 million when compared to $23.4 billion as of December 31, 2019. There was a decrease of $269 million in Intangible assets other than goodwill related to recurring amortization and an asset impairment. Financial assets decreased $39 million primarily due to movement of balances to Other current assets as maturity has become less than twelve months and fair value adjustments to FVOCI assets.
Total current assets were $4.1 billion as of March 31, 2020, a decrease of $108 million when compared to $4.2 billion as of December 31, 2019. There was a decrease in Cash and cash equivalents of $62 million attributable to the net impact of operating, investing, and financing activities as described in the preceding section. Other current assets decreased $83 million primarily due to decreases in the current portion of long-term receivables from customers, VAT and other receivables.
Liabilities
Total non-current liabilities were $5.9 billion as of March 31, 2020, a decrease of $158 million when compared to $6.1 billion as of December 31, 2019. There was a decrease to Financial debts of $61 million primarily due to movement of balances to Current financial debts, and a decrease of $62 million in Deferred tax liabilities in line with recurring amortization of intangible assets. Provisions and other non-current liabilities decreased $28 million primarily due to contingent consideration liabilities partially offset by post-employment benefit plan obligations. Refer to Note 7 of these Condensed Consolidated Interim Financial Statements for additional details on contingent consideration liabilities.
Total current liabilities were $2.1 billion as of March 31, 2020, a decrease of $166 million when compared to $2.3 billion as of December 31, 2019. There was a decrease in Provisions and other current liabilities of $209 million primarily attributable to timing of annual short-term incentive payments, timing of interest payments and restructuring payments related to the transformation program. The decrease was partially offset by an increase in Financial debts of $35 million primarily due to the net movement of balances from non-current Financial debts and payment of certain local debt facilities.
Equity
Equity was $19.2 billion as of March 31, 2020, a decrease of $132 million when compared to $19.3 billion as of December 31, 2019.
Net (debt)/liquidity (non-IFRS measure)
Net debt of $2.7 billion as of March 31, 2020 remained stable compared to December 31, 2019. Alcon's liquidity amounted to $761 million as of March 31, 2020 compared to $823 million as of December 31, 2019, while total financial debt of $3.5 billion as of March 31, 2020 remained stable compared to December 31, 2019. The average maturity of financial debts outstanding as of March 31, 2020 is 9.3 years.
For additional information regarding net (debt)/liquidity, which is a non-IFRS measure, see the explanation of non-IFRS measures and reconciliation tables in the 'Supplementary Information' section.

Additional COVID-19 considerations
In March 2020, the World Health Organization declared the outbreak of a novel strain of coronavirus (“COVID-19”) as a pandemic, and most major markets, including the US, began to implement shelter-in-place orders, business shutdowns and the deferral of non-urgent procedures. As the world faces the COVID-19 pandemic, Alcon remains fully committed to serving the eye care professionals, patients and consumers who depend on us. The health and safety of our associates and our community remain our highest priority. To that end, we have activated a Global Crisis Management team to implement business continuity measures and action plans.
Associate safety
To protect our associates, we have implemented a number of social distancing measures. For example, for our plant and warehouse-based associates, we have implemented new procedures such as limiting the number of people in one area at a time, modifying workstation arrangements, screening temperatures daily, and minimizing the cross flow of people between shifts to reduce potential exposure. Most of our office-based associates are working from home and are not traveling. We have also implemented enhanced cleaning and sanitization of our facilities. Lastly, our sales and customer service teams are delivering remote account management in lieu of in-person visits.
Community support
To protect our communities, the Alcon Foundation has made monetary donations to local, national and global organizations to support meal programs for children and seniors, provide essential supplies to shelters and aid public health emergency relief efforts. We also donated personal protective equipment (“PPE”), hand sanitizer (some of which we are manufacturing) and eye drops for hospitals and relief efforts.
Supply chain continuity
To protect our customers and the patients who depend on our products, we continue to manufacture and supply our products and are actively working to mitigate any potential supply chain disruptions. Prior to the current crisis, we developed a diverse manufacturing footprint, which has enabled us to maintain sufficient inventory on hand. We have enhanced our business continuity plans to ensure our supply chain is maintained. We target 12 weeks of customer-ready products in our supply chain and, for most of our products, we are at or close to this level. Our Procurement teams are staying in close contact with our critical suppliers to maintain access to raw materials and other components. When necessary, we are also utilizing alternative methods of product distribution and supplier sourcing, as well as alternative shipping options where possible.
Net sales trends
Despite growth in January and February 2020 net sales, compared to the same period in the prior year, net sales decreased in March and continued to deteriorate in April. Net sales in April 2020 were approximately half of normal monthly net sales, which we believe will be the low point due to restrictions on non-urgent surgical procedures in most markets.

Looking ahead, we expect the pace of recovery will vary on a market by market basis, depending on existing capacity, differences between private and public channels, hospitals and non-hospital settings, the nature of patient needs and sense of safety. Based on these factors, we believe we will see modest improvement throughout the second quarter of 2020 and continued gradual improvement in the second half of 2020.
Financial measures
We ended the first quarter of 2020 with $760 million in cash and cash equivalents. April collections remained relatively stable and cash and cash equivalents were $745 million as of April 30, 2020. However, we expect slower collections and extended credit terms as we work with our customers during this pandemic. As a result, we are taking significant steps to manage our cash flow while we prepare for markets to recover. These actions include:

•	Adjusting production volumes to align with demand expectations;

•	Reducing discretionary costs such as travel and marketing spending, and phasing capital expenditures, while continuing with separation, transformation and strategic investment priorities;

•	Delaying initiation of our first dividend to 2021; and

•	Proactively evaluating additional measures and options for liquidity.
Because we believe these conditions are transitory, we are not making structural changes to our operational costs that could impede our ability to fully ramp up when all geographic markets recover.
Key assumptions
Management has assessed the potential impact of the adverse effects of COVID-19 on Alcon’s results of operation, cash flows, and liquidity. The preparation of financial statements requires management to make certain estimates and assumptions, either at the balance sheet date or during the period that affects the reported amounts of assets and liabilities as well as revenues and expenses. In particular, the presented Condensed Consolidated Interim Financial Statements for the period ended March 31, 2020 required the use of significant estimates and assumptions pertaining to the impact of COVID-19 on Alcon's operations, results, and liquidity. Key assumptions include:

•	The COVID-19 outbreak will have a significant impact on the second quarter of 2020, but market conditions will begin to improve in the second half of 2020;

•	Our Surgical segment will be impacted more than our Vision Care segment due to the deferral of non-urgent surgeries;

•	Our manufacturing sites may need to adjust their production volumes and will be operating at below normal capacity until demand normalizes;

•	We will retain our associates and meet supplier obligations while reducing discretionary costs and phasing certain capital expenditures; and

•	Separation, transformation and strategic investment priorities will continue.
Actual outcomes and results could differ materially from our estimates and assumptions. For example, extended COVID-19 related shut down periods or slower recovery periods could result in an inability to manufacture products, reduced sales, incremental provisions for expected customer credit losses and inventory, incremental costs, reduced cash on hand, increased debt or impairments of assets. We use the US Dollar as our reporting currency and are therefore also exposed to foreign currency exchange movements, primarily in Euros, Japanese Yen, Chinese Renminbi, Swiss Francs, and emerging market currencies.
Financial debts
Our financial debts do not have any major maturities before 2024 and do not contain any financial covenants. Our $1 billion revolving credit facility remained undrawn as of May 12, 2020 and there are no current limitations on our ability to borrow under the facility.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS OF ALCON INC.
CONSOLIDATED INCOME STATEMENTS (unaudited)

		Three months ended March 31
($ millions except (loss) per share)	Note	2020	2019
Net sales to third parties	4	1,822	1,777
Other revenues	4	19	47
Net sales and other revenues		1,841	1,824
Cost of net sales		(952)	(925)
Cost of other revenues		(17)	(47)
Gross profit		872	852
Selling, general & administration		(677)	(656)
Research & development		(139)	(146)
Other income		9	12
Other expense		(93)	(110)
Operating (loss)		(28)	(48)
Interest expense		(31)	(9)
Other financial income & expense		(10)	(8)
(Loss) before taxes		(69)	(65)
Taxes		12	(44)
Net (loss)		(57)	(109)

(Loss) per share
Basic	5	(0.12)	(0.22)
Diluted	5	(0.12)	(0.22)

Weighted average number of shares outstanding (millions)(1)
Basic	5	488.6	488.2
Diluted	5	488.6	488.2

(1)	For periods prior to the Spin-off, the denominator for basic and diluted earnings per share was calculated using the 488.2 million shares of common stock distributed in the Spin-off.

The accompanying Notes form an integral part of the Condensed Consolidated Interim Financial Statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS)/INCOME (unaudited)

	Three months ended March 31
($ millions)	2020	2019

Net (loss)	(57)	(109)
Other comprehensive income to be eventually recycled into the consolidated income statement:
Currency translation effects	(55)	(4)
Total of items to eventually recycle	(55)	(4)
Other comprehensive income never to be recycled into the consolidated income statement:
Actuarial (losses) from defined benefit plans, net of taxes(1)	(1)	(7)
Fair value adjustments on equity securities, net of taxes(2)	(7)	(2)
Total of items never to be recycled	(8)	(9)
Total comprehensive (loss)	(120)	(122)

(1)	Amounts are net of tax benefits of $2 million and $3 million for the three months ended March 31, 2020 and 2019, respectively.

(2)	Amounts are net of tax benefits of $3 million and $5 million for the three months ended March 31, 2020 and 2019, respectively.

The accompanying Notes form an integral part of the Condensed Consolidated Interim Financial Statements.

CONSOLIDATED BALANCE SHEETS (unaudited)

($ millions)	Note	March 31, 2020	December 31, 2019
Assets
Non-current assets
Property, plant & equipment		3,102	3,113
Right-of-use assets		316	324
Goodwill	4	8,905	8,905
Intangible assets other than goodwill	4	9,962	10,231
Deferred tax assets		340	354
Financial assets	7	268	307
Other non-current assets		178	185
Total non-current assets		23,071	23,419
Current assets
Inventories		1,533	1,505
Trade receivables		1,392	1,390
Income tax receivables		24	17
Cash and cash equivalents		760	822
Other current assets		419	502
Total current assets		4,128	4,236
Total assets		27,199	27,655

Equity and liabilities
Equity
Share capital		20	20
Reserves		19,151	19,283
Total equity		19,171	19,303
Liabilities
Non-current liabilities
Financial debts	6	3,157	3,218
Lease liabilities		273	280
Deferred tax liabilities		1,324	1,386
Provisions & other non-current liabilities		1,140	1,168
Total non-current liabilities		5,894	6,052
Current liabilities
Trade payables		832	833
Financial debts	6	296	261
Lease liabilities		61	61
Current income tax liabilities		116	107
Provisions & other current liabilities		829	1,038
Total current liabilities		2,134	2,300
Total liabilities		8,028	8,352
Total equity and liabilities		27,199	27,655

The accompanying Notes form an integral part of the Condensed Consolidated Interim Financial Statements.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (unaudited)

Three months ended March 31,2020
($ millions)		Share Capital	Other Reserves	Fair value adjustments on equity securities	Actuarial (losses)/gains from defined benefit plans	Cumulative currency translation effects	Total value adjustments(1)	Equity
Balance as of January 1		20	19,355	(25)	(72)	25	(72)	19,303
Net (loss)			(57)				—	(57)
Other comprehensive (loss)				(7)	(1)	(55)	(63)	(63)
Total comprehensive (loss)		—	(57)	(7)	(1)	(55)	(63)	(120)
Equity-based compensation			9				—	9
Other movements(2)			2		(23)		(23)	(21)
Total other movements		—	11	—	(23)	—	(23)	(12)
Balance as of March 31		20	19,309	(32)	(96)	(30)	(158)	19,171

Three months ended March 31, 2019
($ millions)	Share Capital	Other Reserves	Former parent net investment	Fair value adjustments on equity securities	Actuarial (losses)/gains from defined benefit plans	Cumulative currency translation effects	Total value adjustments(1)	Equity
Balance as of January 1			22,650	(23)	(17)	29	(11)	22,639
Net (loss)	—	—	(109)				—	(109)
Other comprehensive (loss)				(2)	(7)	(4)	(13)	(13)
Total comprehensive (loss)	—	—	(109)	(2)	(7)	(4)	(13)	(122)
Movements of financing provided to former parent, net			414				—	414
Other movements(2)			3				—	3
Total other movements	—	—	417	—	—	—	—	417
Balance as of March 31	—	—	22,958	(25)	(24)	25	(24)	22,934

(1)	"Total value adjustments" are presented net of the corresponding tax effects.
(2) Activity includes hyperinflationary accounting and an adjustment to actuarial (losses) for other post-employment benefit obligation assumption changes directly related to the Spin-off on April 9, 2019 but which was not recorded at that time.

The accompanying Notes form an integral part of the Condensed Consolidated Interim Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)

		Three months ended March 31
($ millions)	Note	2020	2019

Net (loss)		(57)	(109)
Adjustments to reconcile net (loss) to net cash flows from operating activities
Depreciation, amortization, impairments and fair value adjustments	8.1	380	348
Equity-based compensation expense		25	—
Non-cash change in provisions and other non-current liabilities		(38)	10
Losses on disposal and other adjustments on property, plant & equipment and other non-current assets, net		6	1
Interest expense		31	9
Other financial income & expense		10	8
Taxes		(12)	44
Interest received		3	—
Interest paid		(44)	(5)
Other financial payments		(2)	(11)
Taxes paid		(34)	(38)
Net cash flows before working capital changes and net payments out of provisions and other non-current liabilities		268	257
Net payments out of provisions and other cash movements in non-current liabilities		(36)	(61)
Change in net current assets and other operating cash flow items	8.2	(202)	(166)
Net cash flows from operating activities		30	30
Purchase of property, plant & equipment		(90)	(99)
Purchase of intangible assets		(14)	(36)
Purchase of financial assets		—	(4)
Acquisition of business, net		—	(283)
Net cash flows used in investing activities		(104)	(422)
Movements of financing provided by former parent, net		—	414
Proceeds from non-current financial debts, net of issuance costs		—	63
Change in current financial debts		(10)	229
Lease payments		(16)	(11)
Change in other financial receivables from former parent		—	39
Change in other financial liabilities to former parent		—	(67)
Other financing cash flows		44	(2)
Net cash flows from financing activities		18	665
Effect of exchange rate changes on cash and cash equivalents		(6)	(1)
Net change in cash and cash equivalents		(62)	272
Cash and cash equivalents at January 1		822	227
Cash and cash equivalents at March 31		760	499

The accompanying Notes form an integral part of the Condensed Consolidated Interim Financial Statements.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS OF ALCON INC. (unaudited)
1. Basis of preparation
These Condensed Consolidated Interim Financial Statements for Alcon Inc. ("the Company") and the subsidiaries it controls (collectively, "Alcon") have been prepared in accordance with International Accounting Standards 34, Interim Financial Reporting as issued by the International Accounting Standards Board ("IASB") and the basis of preparation as described in this Note 1 and with the accounting policies as described in Note 3 to the December 31, 2019 Consolidated Financial Statements in the Company’s 2019 Form 20-F ("Form 20-F"), except for the changes to the accounting policy related to Business Combinations which was updated as of January 1, 2020, due to the adoption of amendments to International Financial Reporting Standard ("IFRS") standard IFRS 3, Business Combinations. The updated accounting policy is disclosed in Note 2 to these Condensed Consolidated Interim Financial Statements.
These Condensed Consolidated Interim Financial Statements do not include all of the information required for a complete set of IFRS financial statements. The financial information consolidates the Company and the subsidiaries it controls, and includes selected notes to explain events and transactions that are significant to an understanding of the changes in Alcon's financial position and performance since the last annual Consolidated Financial Statements. Therefore the Condensed Consolidated Interim Financial Statements should be read in conjunction with the annual Consolidated Financial Statements for the year ended December 31, 2019, which have been prepared in accordance with IFRS as issued by the IASB.
The accompanying Condensed Consolidated Interim Financial Statements present our historical financial position, results of operations, comprehensive income/(loss), and cash flows in accordance with IFRS.
On February 28, 2019, Novartis AG (“Novartis” or “Former Parent”) shareholders at their Annual General Meeting approved the proposed 100% spin-off of Alcon through the distribution of a dividend-in-kind of new Alcon shares to Novartis shareholders and Novartis American Depositary Receipt (“ADR”) holders (the “Spin-off”), subject to completion of certain conditions precedent to the distribution. Amendment No. 6 to the Company's Registration Statement on Form 20-F filed with the Securities and Exchange Commission ("SEC") on March 22, 2019, ("2018 Form 20-F"), was declared effective by the SEC on that same day. On April 9, 2019 (the “Distribution Date”), the Company became an independent, publicly-traded company as a result of the Spin-off and the shares of the Company became listed on the SIX Swiss Stock Exchange ("SIX") and on the New York Stock Exchange ("NYSE") under the symbol “ALC”. Each Novartis shareholder of record as of April 8, 2019 and each holder of Novartis’ ADR of record as of April 1, 2019 received one share of Alcon common stock for every five shares of Novartis common stock or Novartis ADR held. The financial statements for periods prior to the Spin-off were derived from Novartis’ Consolidated Financial Statements and accounting records and prepared in accordance with IFRS for the preparation of carved-out combined financial statements. Through the date of the Spin-off, all revenues and costs as well as assets and liabilities directly associated with Alcon have been included in the financial statements. Prior to the Spin-off, the financial statements also included allocations of certain expenses for services provided by Novartis to Alcon and allocations of related assets, liabilities, and the Former Parent’s invested capital, as applicable. The allocations were determined on a reasonable basis; however, the amounts are not necessarily representative of the amounts that would have been reflected in the financial statements had Alcon been an entity that operated independently of Novartis during the applicable periods.
Agreements entered into between Alcon and Novartis in connection with the Spin-off govern the relationship between the parties following the Spin-off and provide for the allocation of various assets, liabilities, rights and obligations. These agreements also include arrangements for transition services to be provided on a temporary basis between the parties.
Following the Spin-off, the consolidated financial statements include the accounts of Alcon and no longer include any allocations from Novartis.

2. Selected accounting policies
Alcon's principal accounting policies are set out in Note 3 to the Consolidated Financial Statements in the Form 20-F. The preparation of financial statements requires management to make subjective and complex judgments that affect the reported amounts. Because of the inherent uncertainties, actual outcomes and results may differ from management's assumptions and estimates.

As discussed in Note 3 to the Consolidated Financial Statements in the Form 20-F, Goodwill, the Alcon brand name and acquired In-process research & development projects are reviewed for impairment at least annually and these, as well as all other investments in intangible assets, are reviewed for impairment whenever events or changes in circumstance indicate that the asset's balance sheet carrying amount may not be recoverable. Goodwill and other intangible assets represent a significant amount of total assets on the consolidated balance sheets. Impairment testing may lead to potentially significant impairment charges in the future which could have a materially adverse impact on Alcon's results of operations and financial condition.
Impact of the coronavirus (“COVID-19”) pandemic
An outbreak of COVID-19 has spread globally and created significant disruption to the macro-economy.  In March 2020, the World Health Organization declared COVID-19 a pandemic. The COVID-19 pandemic has negatively impacted the global economy, disrupted global supply chains and created significant volatility and disruption of financial markets. The extent to which the COVID-19 pandemic and the related economic impact may affect our financial condition or results of operations is uncertain. We have analyzed the impact of the COVID-19 on our financial statements for the period ended March 31, 2020. We have assessed various accounting estimates and other matters, including those that require consideration of forecasted financial information, in context of the unknown future impacts of COVID-19 using information reasonably available to us at this time. The accounting estimates and other matters assessed include, but were not limited to, provisions for expected credit losses, goodwill and other intangible assets, financial instruments, inventory provisions, employee benefits, income taxes and revenue recognition. Based on our assessment performed, there was not a material impact to our Condensed Consolidated Interim Financial Statements for the period ended March 31, 2020. However, the inherent uncertainties of COVID-19 including the duration, scope, and severity of the pandemic may result in actual outcomes that differ materially from our current assumptions and estimates.
Amendments to IFRS 3, Business Combinations, effective as of January 1, 2020
Effective January 1, 2020, Alcon adopted the IASB’s amendments to IFRS 3, Business Combinations. The amendments to IFRS 3 clarify the definition of a business, with the objective of assisting entities to determine whether a transaction should be accounted for as a business combination or an asset acquisition. The amendments define a business as an integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing goods or services to customers, generating investment income (such as dividends or interest) or generating other income from ordinary activities.
One of the key changes is the introduction of an optional concentration test that permits a simplified assessment of whether an acquired set of activities and assets is not a business. The introduction of the optional concentration test is a fundamental change in the determination of a business combination, applied on a transaction-by-transaction basis. Specifically, when substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or a group of similar assets, the set is not a business.
If the initial concentration test is not met, or Alcon elects not to apply the concentration test, an assessment focusing on the existence of inputs and processes that have the ability to create outputs is required.
Alcon’s adoption of the amendments to IFRS 3 applies to transactions for which the acquisition date is on or after January 1, 2020. The adoption of this amended standard on January 1, 2020 did not have a significant impact on these Condensed Consolidated Interim Financial Statements. Any future impact will depend on the facts and circumstances of future transactions and if Alcon decides to apply the optional concentration test in the assessment of whether an acquired set of activities and assets is or is not a business.
Alcon has updated the following accounting policy, effective January 1, 2020, as a result of the adoption of the amendments to IFRS 3:
Business combinations
The acquisition method of accounting is used to account for all business combinations, regardless of whether equity instruments or other assets are acquired. The consideration transferred for the acquisition of a subsidiary may include:

•	fair values of the assets transferred;

•	liabilities incurred to the former owners of the acquired business;

•	equity interests issued by Alcon Inc.;

•	fair value of an asset or liability resulting from a contingent consideration arrangement; and

•	fair value of any pre-existing equity interest in the subsidiary.
Identifiable assets acquired and liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The excess of the consideration transferred over the fair value of the net identifiable assets acquired is recorded as goodwill, or directly in the income statement if it is a bargain purchase. Alcon primarily uses net present value techniques, utilizing post-tax cash flows and discount rates in calculating the fair value of net identifiable assets acquired when allocating the purchase consideration paid for the acquisition. The estimates in calculating fair values are highly sensitive and depend on assumptions, which include the amount and timing of projected cash flows, long-term sales forecasts, the timing and probability of regulatory and commercial success, and discount rate.
Acquisition related costs are expensed as incurred.
Alcon may elect on a transaction-by-transaction basis to apply the optional concentration test to assess whether a transaction qualifies as a business. Under the test, when substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or a group of similar identifiable assets, Alcon will account for the transaction as an asset purchase and not a business combination.
If the concentration test is not met, or Alcon elects not to apply this optional test, Alcon will perform an assessment focusing on the existence of inputs and processes that have the ability to create outputs to determine whether the transaction is an asset purchase or a business combination.
There are no other IFRS standards or interpretations not yet effective that would be expected to have a material impact on Alcon.

3. Significant transactions
Significant transactions in the three months ended March 31, 2020
There were no significant transactions in the three months ended March 31, 2020.
Significant transactions in 2019
Refinancing of Bridge Facility and Facility A financial debts
On September 23, 2019, Alcon through its wholly-owned subsidiary, Alcon Finance Corporation ("AFC"), refinanced $2 billion of the bridge and term loans, which had been issued in April 2019, with $500 million of 2.750% senior notes due 2026, $1 billion of 3.000% senior notes due 2029, and $500 million of 3.800% senior notes due 2049.
Completion of Spin-off from Novartis through a dividend in kind distribution to Novartis shareholders
The Spin-off was executed on April 9, 2019 as described in Note 1 of these Condensed Consolidated Interim Financial Statements. The below transactions occurred in April 2019, immediately preceding the Spin-off.
On April 2, 2019, Alcon borrowed $3.2 billion against the bridge and other term loans which were executed on March 6, 2019 and are described in the Form 20-F. These borrowings increased Alcon's third party financial debts to $3.5 billion at the date of Spin-off. Through a series of intercompany transactions, Alcon then paid approximately $3.1 billion in cash to Novartis and its affiliates prior to the Spin-off, decreasing Alcon's net assets to approximately $20.0 billion at the date of Spin-off.
Surgical-Acquisition of PowerVision, Inc.
On March 13, 2019, Alcon acquired 100% of the outstanding shares and equity of PowerVision, Inc. ("PowerVision"), a privately-held, US-based company focused on developing accommodative, implantable intraocular lenses. This technology allows the intraocular lens to respond to natural muscular movements in the eye to alter shape and focus. The PowerVision acquisition was executed as part of Alcon's commitment to innovation in advanced technology intraocular lenses ("AT-IOLs").
The fair value of the total purchase consideration was $424 million. This amount consisted of an initial cash payment of $289 million and the fair value of the probability weighted contingent consideration of $135 million due to PowerVision shareholders, which they are eligible to receive upon the achievement of specified regulatory and commercialization milestones. The purchase price allocation resulted in net identifiable assets of $418 million, which consisted of in-process research & development intangible assets of $505 million, a net deferred tax liability of $93 million, and other net assets of $6 million. Goodwill of $6 million was also recognized which is attributable to the assembled workforce. Cash paid for the acquisition, net of cash acquired, was $283 million. The 2019 results of operations since the date of acquisition and transaction costs for the acquisition were not material.

4. Segmentation of key figures
The segment information disclosed in these Condensed Consolidated Interim Financial Statements reflects historical results consistent with the identifiable reporting segments of Alcon and financial information that the Chief Operating Decision Maker ("CODM") reviews to evaluate segmental performance and allocate resources among the segments. The CODM is the Executive Committee of Alcon.
The businesses of Alcon are divided operationally on a worldwide basis into two identified reporting segments, Surgical and Vision Care. As indicated below, certain income and expenses are not allocated to segments.
Reporting segments are presented in a manner consistent with the internal reporting to the CODM. The reporting segments are managed separately due to their distinct needs and activities for research, development, manufacturing, distribution, and commercial execution.
The Executive Committee of Alcon is responsible for allocating resources and assessing the performance of the reporting segments.
In Surgical, Alcon researches, develops, manufactures, distributes and sells ophthalmic products for cataract surgery, vitreoretinal surgery, refractive laser surgery and glaucoma surgery. The surgical portfolio also includes implantables, consumables and surgical equipment required for these procedures and supports the end-to-end procedure needs of the ophthalmic surgeon.
In Vision Care, Alcon researches, develops, manufactures, distributes and sells daily disposable, reusable, and color-enhancing contact lenses and a comprehensive portfolio of ocular health products, including products for dry eye, contact lens care and ocular allergies, as well as ocular vitamins and redness relievers.
Alcon also provides services, training, education and technical support for both the Surgical and Vision Care businesses.
The basis of preparation described in Note 1, and the selected accounting policies mentioned in Note 2 of these Condensed Consolidated Interim Financial Statements, are used in the reporting of segment results.
The Executive Committee of Alcon evaluates segmental performance and allocates resources among the segments primarily based on net sales and segment contribution.
Net identifiable assets are not assigned to the segments in the internal reporting to the CODM, and are not considered in evaluating the performance of the business segments by the Executive Committee of Alcon.
Segment contribution excludes amortization and impairment costs for acquired product rights or other intangibles, general and administrative expenses for corporate activities, and certain other income and expense items.
General & administration (corporate) includes the costs of the Alcon corporate headquarters, including all related corporate function costs. For the historical comparative period only, the related corporate function costs were allocated to Alcon from its Former Parent.
Other expense, net of other income, includes other items of income and expense such as spin readiness and separation costs, transformation program costs, restructuring costs and legal settlements that are not attributable to a specific segment.

Segmentation - Consolidated income statements
Three months ended March 31, 2020 and 2019

	Surgical		Vision Care		Company
	Three months ended March 31		Three months ended March 31		Three months ended March 31
($ millions)	2020	2019	2020	2019	2020	2019
Net sales to third parties	984	1,000	838	777	1,822	1,777
Other revenues	—	—	19	47	19	47
Net sales and other revenue	984	1,000	857	824	1,841	1,824
Segment contribution	228	223	171	147	399	370
Amortization of intangible assets					(272)	(266)
Impairment charges on intangible assets					(16)	—
General & administration (corporate)					(56)	(54)
Other (expense)/income, net					(83)	(98)
Operating (loss)					(28)	(48)
Interest expense					(31)	(9)
Other financial income & expense					(10)	(8)
(Loss) before taxes					(69)	(65)
Segmentation - Additional balance sheet disclosure

	Surgical		Vision Care		Not allocated(1)		Total
($ millions)	Mar 31, 2020	Dec 31, 2019	Mar 31, 2020	Dec 31, 2019	Mar 31, 2020	Dec 31, 2019	Mar 31, 2020	Dec 31, 2019
Goodwill	4,544	4,544	4,361	4,361	—	—	8,905	8,905
Intangible assets other than goodwill	5,566	5,770	1,416	1,481	2,980	2,980	9,962	10,231

(1)	Alcon brand name.
Net sales by segment

	Three months ended March 31
($ millions)	2020	2019
Surgical
Implantables	310	285
Consumables	519	551
Equipment/other	155	164
Total Surgical	984	1,000
Vision Care
Contact lenses	502	498
Ocular health	336	279
Total Vision Care	838	777
Net sales to third parties	1,822	1,777
Net sales by region(1)

	Three months ended March 31
($ millions unless indicated otherwise)	2020		2019
United States	792	43%	737	41%
International	1,030	57%	1,040	59%
Net sales to third parties	1,822	100%	1,777	100%
(1) Net sales to third parties by location of third-party customer.

5. Earnings/(Loss) per share
As of March 31, 2020, there were 488.7 million outstanding common shares, after the delivery of 0.4 million shares vesting under the equity incentive programs during the three months ended March 31, 2020. No dividends have been paid through March 31, 2020.
Basic earnings/(loss) per share is computed by dividing net income/(loss) for the period by the weighted average number of common shares outstanding during the period. For the three months ended March 31, 2020, the weighted average number of shares outstanding was 488.6 million shares. For periods prior to the Spin-off, the denominator for basic earnings/(loss) per share uses the 488.2 million shares distributed on the date of the Spin-off.
The only potentially dilutive securities are the outstanding unvested equity-based awards, as described in Note 9 to these Condensed Consolidated Interim Financial Statements. Except when the effect would be anti-dilutive, the calculation of diluted earnings per common share includes the weighted average net impact of unvested equity-based awards. For the three months ended March 31, 2020, 2.6 million unvested equity-based awards have been excluded from the calculation of diluted loss per share as their effect would be anti-dilutive. For periods prior to the Spin-off, the denominator for diluted earnings/(loss) per share uses the 488.2 million shares distributed on the date of the Spin-off.

6. Non-current and current financial debts
The below table summarizes non-current and current Financial debts outstanding as of March 31, 2020 and December 31, 2019.

($ millions)	March 31, 2020	December 31, 2019
Non-current financial debts
Facility B	793	793
Facility C	384	391
Local facilities (Japan)	—	55
Series 2026 notes	495	495
Series 2029 notes	991	991
Series 2049 notes	494	493
Revolving facility	—	—
Total non-current financial debts	3,157	3,218

Current financial debts
Local facilities:
Japan	168	115
All others	68	101
Other short-term financial debts	44	29
Derivatives	16	16
Total current financial debts	296	261
Total financial debts	3,453	3,479
In January 2020, the $1.0 billion Revolving Facility was extended to March 2025. The Revolving Facility remained undrawn as of March 31, 2020.

Interest expense recognized for Financial debts, excluding lease liabilities, was $23 million and $4 million for the three months ended March 31, 2020 and March 31, 2019, respectively.

7. Financial instruments
Fair value by hierarchy
As required by IFRS, financial assets and liabilities recorded at fair value in the Condensed Consolidated Interim Financial Statements are categorized based upon the level of judgment associated with the inputs used to measure their fair value. There are three hierarchical levels, based on an increasing amount of judgment associated with the inputs to derive fair value for these financial assets and liabilities, which are as follows:
Financial assets and liabilities carried at Level 1 fair value hierarchy are listed in active markets.
Financial assets and liabilities carried at Level 2 fair value hierarchy are valued using corroborated market data.
Level 1 financial assets include money market funds. There were no financial liabilities carried at Level 1 fair value, and Level 2 financial assets and liabilities include derivative financial instruments.
Investments in money market funds are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices. The investments are classified as Cash & cash equivalents within our Condensed Consolidated Balance Sheets.
Level 3 inputs are unobservable for the financial asset or liability. The financial assets and liabilities generally included in Level 3 fair value hierarchy are equity securities and convertible notes receivable measured at fair value through other comprehensive income ("FVOCI"), and fund investments, options to acquire private companies, and contingent consideration liabilities measured at fair value through profit and loss ("FVPL").

The below tables summarize financial assets and liabilities measured at fair value on a recurring basis or at amortized cost or cost as of March 31, 2020 and December 31, 2019.

	March 31, 2020
($ millions)	Level 1	Level 2	Level 3	Valued at amortized cost or cost(2)	Total
Non-current financial assets
Long-term financial investments measured at FVOCI	—	—	21	—	21
Long-term financial investments measured at FVPL	—	—	21	—	21
Long-term receivables from customers	—	—	—	128	128
Non-current minimum lease payments from finance lease agreements	—	—	—	79	79
Long-term loans, advances, and security deposits	—	—	—	19	19
Total non-current financial assets	—	—	42	226	268
Current financial assets
Money market funds	—	—	—	—	—
Current portion of long-term financial investments measured at FVPL(1)	—	—	21	—	21
Current portion of long-term receivables from customers(1)	—	—	—	98	98
Current portion of minimum lease payments from finance lease agreements(1)	—	—	—	38	38
Other receivables, security deposits and current assets(1)	—	—	—	135	135
VAT receivables(1)	—	—	—	50	50
Derivative financial instruments(1)	—	1	—	—	1
Total current financial assets	—	1	21	321	343
Total financial assets at fair value and amortized cost or cost	—	1	63	547	611
Financial liabilities
Contingent consideration liabilities	—	—	(185)	—	(185)
Non-current financial debt	—	—	—	(3,157)	(3,157)
Current financial debt	—	—	—	(280)	(280)
Derivative financial instruments		(16)	—	—	(16)
Total financial liabilities at fair value and amortized cost	—	(16)	(185)	(3,437)	(3,638)

(1)	Recorded in Other current assets.

(2)
Carrying amount is a reasonable approximation of fair value, with the exception of Series 2026, 2029, and 2049 notes recorded in Non-current financial debt with a fair value of $1,984 million and a carrying value of $1,980 million as of March 31, 2020. The fair value of notes was determined using level 2 inputs. The notes were valued using the quoted market price for such notes, which have low trading volumes.

	December 31, 2019
($ millions)	Level 1	Level 2	Level 3	Valued at amortized cost or cost(2)	Total
Non-current financial assets
Long-term financial investments measured at FVOCI	—	—	31	—	31
Long-term financial investments measured at FVPL	—	—	28	—	28
Long-term receivables from customers	—	—	—	136	136
Non-current minimum lease payments from finance lease agreements	—	—	—	78	78
Long-term loans, advances, and security deposits	—	—	—	34	34
Total non-current financial assets	—	—	59	248	307
Current financial assets
Money market funds	120	—	—	—	120
Current portion of long-term financial investments measured at FVPL(1)	—	—	33	—	33
Current portion of long-term receivables from customers(1)	—	—	—	122	122
Current portion of minimum lease payments from finance lease agreements(1)	—	—	—	46	46
Other receivables, security deposits and current assets(1)	—	—	—	147	147
VAT receivables(1)	—	—	—	64	64
Derivative financial instruments(1)	—	1	—	—	1
Total current financial assets	120	1	33	379	533
Total financial assets at fair value and amortized cost or cost	120	1	92	627	840
Financial liabilities
Contingent consideration liabilities	—	—	(243)	—	(243)
Non-current financial debt	—	—	—	(3,218)	(3,218)
Current financial debt	—	—	—	(245)	(245)
Derivative financial instruments	—	(16)	—	—	(16)
Total financial liabilities at fair value and amortized cost	—	(16)	(243)	(3,463)	(3,722)

(1)	Recorded in Other current assets.

(2)
Carrying amount is a reasonable approximation of fair value, with the exception of Series 2026, 2029, and 2049 notes recorded in Non-current financial debt with a fair value of $2,049 million and a carrying value of $1,979 million as of December 31, 2019. The fair value of notes was determined using level 2 inputs. The notes were valued using the quoted market price for such notes, which have low trading volumes.

The carrying amount is a reasonable approximation of fair value for all other financial assets and liabilities as of March 31, 2020, including Cash & cash equivalents, Trade receivables, Income tax receivables, and Trade payables.
There were no transfers of financial instruments between levels in the fair value hierarchy during the three months ended March 31, 2020.

Level 3 financial instruments measured at fair value on a recurring basis
Financial assets

	Long-term financial investments measured at FVOCI		Financial investments measured at FVPL
($ millions)	2020	2019	2020	2019
Balance as of January 1	31	19	61	98
Additions	—	—	—	—
Cash receipts and payments	—	—	—	—
(Losses) recognized in consolidated statements of comprehensive (loss)/income	(10)	(7)	—	—
Gain/(losses) in consolidated income statements	—	—	(5)	3
Amortization	—	—	(14)	(14)
Reclassification	—	—	—	—
Balance as of March 31	21	12	42	87
Financial liabilities

	Contingent consideration liabilities
($ millions)	2020	2019
Balance as of January 1	(243)	(162)
Additions	—	(135)
Accretion for passage of time	(6)	(3)
Adjustments for changes in assumptions	44	10
Payments	20	—
Balance as of March 31	(185)	(290)
Changes in contingent consideration liabilities in the current year period include adjustments for changes in assumptions of $44 million primarily related to revised expectations for achievement of commercial milestones and timing of settlement for development milestones, and a payment of $20 million related to achievement of a development milestone. As of March 31, 2020, the maximum remaining potential payments related to contingent consideration from business combinations is $490 million plus other amounts calculated as a percentage of commercial sales in cases where there is not a specified maximum contractual payment amount.
Changes in contingent consideration liabilities in the prior year period included additions of $135 million related to the acquisition of PowerVision in March 2019 as described in Note 3 of these Condensed Consolidated Interim Financial Statements. The prior year period also included a change in assumption of $10 million related to the expected timing of settlement for a development milestone.
Contingent consideration liabilities are reported in “Provisions & other non-current liabilities" and "Provisions & other current liabilities” based on the projected timing of settlement which is estimated to range from 2020 through 2033 for contingent consideration obligations as of March 31, 2020.
Derivatives
As of March 31, 2020 and December 31, 2019, the net value of unsettled positions for derivative forward contracts and swaps was $15 million, including $1 million of unrealized gains in Other current assets and $16 million of unrealized losses in Current financial debts. There are master agreements with several banking counterparties for derivatives financial instruments, however, there were no derivative financial instruments meeting the offsetting criteria under IFRS as of March 31, 2020 or December 31, 2019.

Nature and extent of risks arising from financial instruments
Note 18 to the Consolidated Financial Statements in the Form 20-F contains a summary of the nature and extent of risks arising from financial instruments. Since the date of the Form 20-F, COVID-19 has resulted in updates to our assessment of the nature and extent of certain risks arising from financial instruments, as outlined below. There have been no other significant changes in the nature and extent of risks arising from financial instruments or corresponding risk management policies since the date of the Form 20-F.
Credit risk
Credit risks arise from the possibility that customers may not be able to settle their obligations as agreed. To manage this risk, Alcon periodically assesses credit risk, assigns individual credit limits, and takes actions to mitigate credit risk where appropriate.
With the continued adverse economic conditions in relation to the COVID-19 pandemic, there is an increased credit risk due to an increase in expected credit losses. Provisions for expected credit losses have been reflected in the financial statements as of March 31, 2020. Alcon will continue to assess forward-looking estimates of potential increased default rates and potential increase in lifetime expected credit losses.
Liquidity risk
Liquidity risk is defined as the risk that Alcon could not be able to settle or meet its obligations on time or at a reasonable price. Alcon Treasury is responsible for liquidity, funding and settlement management. In addition, liquidity and funding risks, and related processes and policies, are overseen by management. Alcon manages its liquidity risk on a consolidated basis according to business needs, tax, capital or regulatory considerations, if applicable, through numerous sources of financing in order to maintain flexibility. Management monitors Alcon's net debt or liquidity position through rolling forecasts on the basis of expected cash flows.
With the continued adverse economic conditions in relation to the COVID-19 pandemic, there is an increased liquidity risk due to potential delays or reductions in collections from our customers or increased difficulties in accessing the capital or debt markets. Alcon has experienced delayed collections from customers. However, Alcon’s revolving credit facility with total availability of $1.0 billion remained undrawn as of March 31, 2020, with no current limitations on borrowing. Furthermore, management has not identified any changes in Alcon's ability to access the capital or debt markets.

8. Condensed consolidated statements of cash flows - additional details
The below tables provide additional detail supporting select line items in the Condensed Consolidated Statements of Cash Flows.
8.1 Depreciation, amortization, impairments and fair value adjustments

	Three months ended March 31
($ millions)	2020	2019

Property, plant & equipment	68	64
Right-of-use assets	19	14
Intangible assets	288	266
Financial assets	5	4
Total	380	348

8.2 Change in net current assets and other operating cash flow items

	Three months ended March 31
($ millions)	2020	2019

(Increase) in inventories	(72)	(17)
(Increase) in trade receivables	(49)	(62)
(Decrease)/increase in trade payables	(6)	88
Net change in other current assets	53	(27)
Net change in other current liabilities	(128)	(148)
Total	(202)	(166)

9. Equity-based compensation
As described in Note 24 to the Consolidated Financial Statements in the Form 20-F, Alcon has various equity incentive plans, under which Alcon may grant awards in the form of restricted stock units ("RSUs"), performance-based restricted stock units ("PSUs"), restricted stock awards ("RSAs"), or any other form of award at the discretion of the Board. Certain associates in select countries may also participate in share ownership savings plans.
There were 5.9 million unvested equity-based Alcon awards outstanding as of March 31, 2020 after giving effect to 1.9 million grants, 0.6 million vests, and 0.1 million forfeitures occurring within the three months ended March 31, 2020.
Prior to the Spin-off, Alcon associates participated in Novartis’ equity-based participation plans, which included stock options, RSUs, PSUs, RSAs and certain share savings ownership plans. Such awards were settled in shares or options of the Former Parent. For the period prior to Spin-off, the Condensed Consolidated Income Statements reflect the compensation expense for the Novartis’ equity-based incentive plans in which Alcon associates participated.

10. Related parties transactions
Prior to the Spin-off, the Alcon business was a segment of Novartis such that transactions with Novartis were considered related party transactions. In connection with the Spin-off, Alcon entered into a separation and distribution agreement as well as various other agreements governing relationships with Novartis going forward, including manufacturing and supply, transitional services, tax matters, employee matters, and patent and know-how license and brand license agreements. Information included in this Note 10 with respect to Novartis is strictly limited to related party transactions with Novartis during the three months ended March 31, 2019 (prior to the Spin-off on April 9, 2019).
Transactions with Novartis (up to April 9, 2019)
Transactions from trading activities related to products and services invoiced between other Novartis Group companies and Alcon's business, have been retained in the historical condensed consolidated financial statements. The ultimate controlling parent of both, the other Novartis Group companies and Alcon's business, was Novartis AG until the Spin-off.

($ millions)	Three months ended March 31, 2019(1)
Contract manufacturing revenues from former parent	47
Purchases of Alcon from former parent	19

(1)	Activity presented strictly relates to the period during which Novartis was a related party (prior to the Spin-off on April 9, 2019).

Sales to and purchases from former parent
Beginning in 2019, product sales to Novartis are recorded in "Other revenues" in line with Alcon's contract manufacturing arrangement executed with Novartis. Other revenues in the three months ended March 31, 2019 were $47 million. Purchases of products from Novartis under the contract manufacturing arrangement totaled $19 million in the three months ended March 31, 2019.
Corporate Overhead and Other Allocations from Novartis
Services provided by Novartis Group to Alcon in 2019 prior to the Spin-off totaled $40 million and primarily related to human resources operations, real estate and facility services, and information technology.
Management believes that the net charges and methods used for allocations to Alcon were performed on a reasonable basis and reflect the services received by Alcon and the cost incurred on behalf of Alcon. Although the Condensed Consolidated Interim Financial Statements reflect management's best estimate of all historical costs related to Alcon, this may however not necessarily reflect what the results of operations, financial position, or cash flows would have been had Alcon been a separate entity, nor the future results of Alcon as it exists following completion of the separation on April 9, 2019.

11. Legal proceedings update
A number of Alcon companies are, and will likely continue to be, subject to various legal proceedings and investigations that arise from time to time, including proceedings regarding product liability, sales and marketing practices, commercial disputes, employment, and wrongful discharge, antitrust, securities, health and safety, environmental, tax, international trade, privacy, and intellectual property matters. As a result, Alcon may become subject to substantial liabilities that may not be covered by insurance and could affect our business, financial position and reputation. While Alcon does not believe that any of these legal proceedings will have a material adverse effect on its financial position, litigation is inherently unpredictable and large judgments sometimes occur. As a consequence, Alcon may in the future incur judgments or enter into settlements of claims that could have a material adverse effect on its results of operations or cash flow. Note 19 to the Consolidated Financial Statements in the Form 20-F contains a summary of significant legal proceedings to which the Company or its subsidiaries were a party as of the date of the Form 20-F. The following is a summary as of May 12, 2020 of significant developments in those proceedings as well as any new significant proceedings commenced since the date of the Form 20-F.
JJSVI patent dispute
Johnson & Johnson Surgical Vision, Inc. ("JJSVI") alleged in a letter to Alcon dated March 24, 2020 that the manufacture, use, sale, offer for sale, and/or importation of Alcon’s LenSx Laser System appears to directly and/or indirectly infringe one or more claims of 12 US patents and one European patent.  Alcon is investigating the claims and will defend the case vigorously.
TCPA matter
In April 2016, a putative class action lawsuit was filed in Illinois federal court alleging that the defendants, Alcon and Novartis Pharmaceuticals Corporation ("NPC"), sent unsolicited facsimiles in violation of the Telephone Consumer Protection Act, and seeking to certify a representative putative nationwide class of affected consumers. The parties have settled the matter on terms that will dispose of all claims and will require no payments by Alcon.
In addition to the matters described above, there have been other developments in the other legal matters described in Note 19 to the Consolidated Financial Statements in the Form 20-F. However, the developments during the first three months of 2020 do not significantly affect the assessment of management concerning the adequacy of the total provisions recorded for legal proceedings.

12. Subsequent events
These unaudited Condensed Consolidated Interim Financial Statements were authorized for issue by the Audit & Risk Committee on May 12, 2020.

SUPPLEMENTARY INFORMATION - DEFINITIONS AND RECONCILIATIONS OF NON-IFRS MEASURES
Non-IFRS measures as defined by the Company
Alcon uses certain non-IFRS metrics when measuring performance, including when measuring current period results against prior periods, including core results, percentage changes measured in constant currencies, EBITDA, free cash flow, and net liquidity/(debt).

Because of their non-standardized definitions, the non-IFRS measures (unlike IFRS measures) may not be comparable to the calculation of similar measures of other companies. These supplemental non-IFRS measures are presented solely to permit investors to more fully understand how Alcon management assesses underlying performance. These supplemental non-IFRS measures are not, and should not be viewed as, a substitute for IFRS measures.
Core results
Alcon core results, including core operating income and core net income, exclude all amortization and impairment charges of intangible assets, excluding software, net gains and losses on fund investments and equity securities valued at fair value through profit and loss ("FVPL"), fair value adjustments of financial assets in the form of options to acquire a company carried at FVPL, obligations related to product recalls, and certain acquisition related items. The following items that exceed a threshold of $10 million and are deemed exceptional are also excluded from core results: integration and divestment related income and expenses, divestment gains and losses, restructuring charges/releases and related items, legal related items, gains/losses on early extinguishment of debt or debt modifications, impairments of property, plant and equipment and software, as well as income and expense items that management deems exceptional and that are or are expected to accumulate within the year to be over a $10 million threshold.
Taxes on the adjustments between IFRS and core results take into account, for each individual item included in the adjustment, the tax rate that will finally be applicable to the item based on the jurisdiction where the adjustment will finally have a tax impact. Generally, this results in amortization and impairment of intangible assets and acquisition-related restructuring and integration items having a full tax impact. There is usually a tax impact on other items, although this is not always the case for items arising from legal settlements in certain jurisdictions.
Alcon believes that investor understanding of its performance is enhanced by disclosing core measures of performance because, since they exclude items that can vary significantly from period to period, the core measures enable a helpful comparison of business performance across periods. For this same reason, Alcon uses these core measures in addition to IFRS and other measures as important factors in assessing its performance.
A limitation of the core measures is that they provide a view of Alcon operations without including all events during a period, such as the effects of an acquisition, divestment, or amortization/impairments of purchased intangible assets and restructurings.
Constant currencies
Changes in the relative values of non-US currencies to the US dollar can affect Alcon financial results and financial position. To provide additional information that may be useful to investors, including changes in sales volume, we present information about changes in our net sales and various values relating to operating and net income that are adjusted for such foreign currency effects.
Constant currency calculations have the goal of eliminating two exchange rate effects so that an estimate can be made of underlying changes in the consolidated income statement excluding:

•	the impact of translating the income statements of consolidated entities from their non-US dollar functional currencies to the US dollar; and

•	the impact of exchange rate movements on the major transactions of consolidated entities performed in currencies other than their functional currency.
Alcon calculates constant currency measures by translating the current year's foreign currency values for sales and other income statement items into US dollars, using the average exchange rates from the prior year and comparing them to the prior year values in US dollars.

EBITDA
Alcon defines earnings before interest, tax, depreciation and amortization ("EBITDA") as net (loss)/income excluding income taxes, depreciation of property, plant and equipment (including any related impairment charges), depreciation of right-of-use assets, amortization of intangible assets (including any related impairment charges), interest expense and other financial income and expense. Alcon management primarily uses EBITDA together with net liquidity/(debt) to monitor leverage associated with financial debts.
Free cash flow
Alcon defines free cash flow as net cash flows from operating activities less cash flow associated with the purchase or sale of property, plant and equipment. Free cash flow is presented as additional information because Alcon management believes it is a useful supplemental indicator of Alcon's ability to operate without reliance on additional borrowing or use of existing cash. Free cash flow is not intended to be a substitute measure for net cash flows from operating activities as determined under IFRS.
Net liquidity/(debt)
Alcon defines net liquidity/(debt) as current and non-current financial debt less cash and cash equivalents, current investments and derivative financial instruments. Net liquidity/(debt) is presented as additional information because management believes it is a useful supplemental indicator of Alcon's ability to pay dividends, to meet financial commitments and to invest in new strategic opportunities, including strengthening its balance sheet.
Growth rate and margin calculations
For ease of understanding, Alcon uses a sign convention for its growth rates such that a reduction in operating expenses or losses compared to the prior year is shown as a positive growth.

Gross margins, operating income/(loss) margins and core operating income margins are calculated based upon net sales to third parties unless otherwise noted.

RECONCILIATION OF IFRS RESULTS TO CORE RESULTS
Segment contribution
Three months ended March 31, 2020

($ millions)	IFRS Results	Amortization of intangible assets(1)	Impairments(2)	Separation costs(3)	Transformation costs(4)	Other items(5)	Core Results
Surgical segment contribution	228	—	—	1	—	(21)	208
Vision Care segment contribution	171	—	—	4	—	(9)	166
Not allocated to segments	(427)	259	16	66	7	7	(72)
Total operating (loss)/income	(28)	259	16	71	7	(23)	302

(1)	Includes recurring amortization for all intangible assets other than software.

(2)	Includes impairment charges related to intangible assets.

(3)
Separation costs are expected to be incurred over the two to three-year period following the completion of the Spin-off from Novartis and primarily include costs related to IT and third party consulting fees.

(4)	Transformation costs, primarily related to restructuring and third party consulting fees, for the multi-year transformation program.

(5)
Surgical segment contribution includes $35 million in fair value adjustments of contingent consideration liabilities partially offset by $14 million for the amortization of option rights. Vision Care segment contribution includes a fair value adjustment of a contingent consideration liability. Not allocated to segments primarily includes a fair value adjustment on a financial asset.

Three months ended March 31, 2019

($ millions)	IFRS Results	Amortization of intangible assets(1)	Separation costs(2)	Transformation costs(3)	Legal items(4)	Other items(5)	Core Results
Surgical segment contribution	223	—	—	—	—	5	228
Vision care segment contribution	147	—	—	—	—	11	158
Not allocated to segments	(418)	255	—	—	32	59	(72)
Total operating (loss)/income	(48)	255	—	—	32	75	314

(1)	Includes recurring amortization for all intangible assets other than software.

(2)
Separation costs are expected to be incurred over the two to three-year period following the completion of the Spin-off from Novartis and primarily include costs related to IT and third party consulting fees.

(3)	Transformation costs, primarily related to restructuring and third party consulting fees, for the multi-year transformation program.

(4)	Includes legal settlement costs and certain external legal fees.

(5)
Surgical segment contribution includes $15 million in amortization of option rights, spin readiness costs, integration related expenses for recent acquisitions and manufacturing sites consolidation activities, partially offset by a $10 million fair value adjustment of a contingent consideration liability. Vision Care segment contribution includes spin readiness costs and integration related expenses for recent acquisitions. Not allocated to segments primarily includes spin readiness costs and a fair value adjustment on a financial asset.

Operating (loss)/income, net (loss)/income, and (loss)/earnings per share
Three months ended March 31, 2020

($ millions except (loss)/earnings per share)	IFRS Results	Amortization of intangible assets(1)	Impairments(2)	Separation Costs(3)	Transformation Costs(4)	Other items(5)	Core Results
Gross profit	872	252	16	3	—	(10)	1,133
Selling, general & administration	(677)	—	—	3	—	—	(674)
Research & development	(139)	7	—	—	—	(20)	(152)
Other income	9	—	—	—	—	—	9
Other expense	(93)	—	—	65	7	7	(14)
Operating (loss)/income	(28)	259	16	71	7	(23)	302
(Loss)/income before taxes	(69)	259	16	71	7	(23)	261
Taxes(6)	12	(44)	(4)	(13)	(1)	8	(42)
Net (loss)/income	(57)	215	12	58	6	(15)	219
Basic (loss)/earnings per share	(0.12)						0.45
Diluted (loss)/earnings per share	(0.12)						0.45
Basic - weighted average shares outstanding(7)	488.6						488.6
Diluted - weighted average shares outstanding(7)	488.6						491.2

(1)	Includes recurring amortization for all intangible assets other than software.

(2)	Includes impairment charges related to intangible assets.

(3)
Separation costs are expected to be incurred over the two to three-year period following the completion of the Spin-off from Novartis and primarily include costs related to IT and third party consulting fees.

(4)	Transformation costs, primarily related to restructuring and third party consulting fees, for the multi-year transformation program.

(5)
Gross profit includes fair value adjustments of contingent consideration liabilities. Research & development includes a $34 million fair value adjustment of a contingent consideration liability partially offset by $14 million in amortization of option rights. Other expense primarily includes fair value adjustments of a financial asset.

(6)
Total tax adjustments of $54 million include tax associated with operating income core adjustments and discrete tax items. Tax associated with operating income core adjustments of $330 million totaled $64 million with an average tax rate of 19.4%.

Core tax adjustments for discrete items totaled $10 million, primarily related to tax expense from the delayed spin of a legal entity.

(7)
Core basic earnings per share is calculated using the weighted-average shares of common stock outstanding during the period. Core diluted earnings per share also contemplate dilutive shares associated with unvested equity-based awards as described in Note 5 to the Condensed Consolidated Interim Financial Statements.

Operating (loss)/income, net (loss)/income, and (loss)/earnings per share (continued)
Three months ended March 31, 2019

($ millions except (loss)/earnings per share)	IFRS Results	Amortization of intangible assets(1)	Separation Costs(2)	Transformation Costs(3)	Legal items(4)	Other items(5)	Core Results
Gross profit	852	250	—	—	—	8	1,110
Selling, general & administration	(656)	—	—	—	—	7	(649)
Research & development	(146)	5	—	—	—	7	(134)
Other income	12	—	—	—	—	(3)	9
Other expense	(110)	—	—	—	32	56	(22)
Operating (loss)/income	(48)	255	—	—	32	75	314
(Loss)/income before taxes	(65)	255	—	—	32	75	297
Taxes(6)	(44)	(34)	—	—	(8)	36	(50)
Net (loss)/income	(109)	221	—	—	24	111	247
Basic (loss)/earnings per share	(0.22)						0.51
Diluted (loss)/earnings per share	(0.22)						0.51
Basic - weighted average shares outstanding(7)	488.2						488.2
Diluted - weighted average shares outstanding(7)	488.2						488.2

(1)	Includes recurring amortization for all intangible assets other than software.

(2)
Separation costs are expected to be incurred over the two to three-year period following the completion of the Spin-off from Novartis and primarily include costs related to IT and third party consulting fees.

(3)	Transformation costs, primarily related to restructuring and third party consulting fees, for the multi-year transformation program.

(4)	Includes legal settlement costs and certain external legal fees.

(5)
Gross Profit and Selling, general & administration include spin readiness costs. Research & development includes $17 million amortization of option rights and expenses for integration of recent acquisitions, partially offset by $10 million fair value adjustment of a contingent consideration liability. Other income and expense primarily includes spin readiness costs.

(6)
Total tax adjustments of $6 million include tax associated with operating income core adjustments and discrete tax items. Tax associated with operating income core adjustments of $362 million totaled $57 million with an average tax rate of 15.7%.

Core tax adjustments for discrete items totaled $51 million and primarily include tax expense related to rate changes in the US following legal entity reorganizations executed related to the Spin-off partially offset by net changes in uncertain tax positions.

(7)	For periods prior to the Spin-off, the denominator for both core basic and diluted earnings per share was calculated using the 488.2 million shares of common stock distributed in the Spin-off.

EBITDA

	Three months ended March 31
($ millions)	2020	2019

Net (loss)	(57)	(109)
Taxes	(12)	44
Depreciation of property, plant & equipment	68	64
Depreciation on right-of-use assets	19	14
Amortization of intangible assets	272	266
Impairments of property, plant & equipment, and intangible assets	16	—
Interest expense	31	9
Other financial income & expense	10	8
EBITDA	347	296

Cash flow and net (debt)/liquidity

	Three months ended March 31
($ millions)	2020	2019

Net cash flows from operating activities	30	30
Net cash flows used in investing activities	(104)	(422)
Net cash flows from financing activities	18	665
Effect of exchange rate changes on cash and cash equivalents	(6)	(1)
Net change in cash and cash equivalents	(62)	272
Change in derivative financial instrument assets	—	1
Change in current and non-current financial debts	26	(291)
Change in other financial liabilities to former parent	—	67
Change in other financial receivables from former parent	—	(39)
Change in net (debt)	(36)	10
Net (debt)/liquidity at January 1	(2,656)	152
Net (debt)/liquidity at March 31	(2,692)	162

Net (debt)/liquidity

($ millions)	At March 31, 2020	At December 31, 2019

Current financial debt	(296)	(261)
Non-current financial debt	(3,157)	(3,218)
Total financial debt	(3,453)	(3,479)

Less liquidity:
Cash and cash equivalents	760	822
Derivative financial instruments	1	1
Total liquidity	761	823
Net (debt)	(2,692)	(2,656)

Free cash flow
The following is a summary of free cash flow for the three months ended March 31, 2020 and 2019, together with a reconciliation to net cash flows from operating activities, the most directly comparable IFRS measure:

	Three months ended March 31
($ millions)	2020	2019

Net cash flows from operating activities	30	30
Purchase of property, plant & equipment	(90)	(99)
Free cash flow	(60)	(69)

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This document contains “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “anticipate,” “intend,” “commitment,” “look forward,” “maintain,” “plan,” “goal,” “seek,” “target,” “assume,” “believe,” “project,” “estimate,” “expect,” “strategy,” “future,” “likely,” “may,” “should,” “will” and similar references to future periods. Examples of forward-looking statements include, among others, statements Alcon makes regarding its liquidity, revenue, gross margin, effective tax rate, foreign currency exchange movements, earnings per share, its plans and decisions relating to various capital expenditures, capital allocation priorities and other discretionary items, and generally, its expectations concerning its future performance and the effects of the COVID-19 pandemic on its businesses.
Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on Alcon’s current beliefs, expectations and assumptions regarding the future of its business, future plans and strategies, and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties and risks that are difficult to predict. Such forward-looking statements are subject to various risks and uncertainties facing Alcon, including: the effect of the COVID-19 pandemic as well as other viral or disease outbreaks; the commercial success of its products and its ability to maintain and strengthen its position in its markets; the success of its research and development efforts, including its ability to innovate to compete effectively; its success in completing and integrating strategic acquisitions; pricing pressure from changes in third party payor coverage and reimbursement methodologies; global economic, financial, legal, tax, political, and social change; the ability to obtain regulatory clearance and approval of its products as well as compliance with any post-approval obligations, including quality control of its manufacturing; ongoing industry consolidation; its ability to properly educate and train healthcare providers on its products; changes in inventory levels or buying patterns of its customers; its reliance on sole or limited sources of supply; ability to service its debt obligations; the need for additional financing through the issuance of debt or equity; its reliance on outsourcing key business functions; its ability to protect its intellectual property; the impact on unauthorized importation of its products from countries with lower prices to countries with higher prices; the effects of litigation, including product liability lawsuits; its ability to comply with all laws to which it may be subject; effect of product recalls or voluntary market withdrawals; data breaches; the implementation of its enterprise resource planning system; its ability to attract and retain qualified personnel; the accuracy of its accounting estimates and assumptions, including pension plan obligations and the carrying value of intangible assets; legislative and regulatory reform; the ability of Alcon Pharmaceuticals Ltd. to comply with its investment tax incentive agreement with the Swiss State Secretariat for Economic Affairs in Switzerland and the Canton of Fribourg, Switzerland; its ability to operate as a stand-alone company; whether the transitional services Novartis has agreed to provide Alcon are sufficient; the impact of being listed on two stock exchanges; the ability to declare and pay dividends; the different rights afforded to its shareholders as a Swiss corporation compared to a US corporation; and the effect of maintaining or losing its foreign private issuer status under US securities laws. Additional factors are discussed in Alcon’s filings with the United States Securities and Exchange Commission, including its Form 20-F. Should one or more of these uncertainties or risks materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated. Therefore, you should not rely on any of these forward-looking statements.
Forward-looking statements in this document speak only as of the date of its filing, and Alcon assumes no obligation to update forward-looking statements as a result of new information, future events or otherwise.
INTELLECTUAL PROPERTY
This report may contain reference to our proprietary intellectual property. All product names appearing in italics are trademarks owned by or licensed to Alcon Inc.

ABOUT ALCON
Alcon helps people see brilliantly. As the global leader in eye care with a heritage spanning more than seven decades, we offer the broadest portfolio of products to enhance sight and improve people’s lives. Our Surgical and Vision Care products touch the lives of more than 260 million people in over 140 countries each year living with conditions like cataracts, glaucoma, retinal diseases and refractive errors. Our more than 20,000 associates are enhancing the quality of life through innovative products, partnerships with eye care professionals and programs that advance access to quality eye care. Learn more at www.alcon.com.

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